UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No.    )

Tempest Therapeutics, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

87978U108

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87978U108	13G

1.	Name of Reporting Persons Versant Venture Capital VI, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒(1)
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 997,940 shares of Common Stock (2)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 997,940 shares of Common Stock (2)
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 997,940 shares of Common Stock (2)
10.	Check if the Aggregate Amount in Row 9 Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 14.4% (3)
12.	Type of Reporting Person (See Instructions) PN

(1)

This Schedule 13G is filed by Versant Venture Capital VI, L.P. (“Versant VI”), Versant Ventures VI GP, L.P. (“Versant VI GP LP”), Versant Ventures VI GP-GP, LLC (“Versant VI GP LLC”), Versant Venture Capital IV, L.P. (“Versant IV”), Versant Side Fund IV, L.P. (“Side Fund IV”) and Versant Ventures IV, LLC (“Versant Ventures IV” and together with Versant IV, Side Fund IV, Versant VI, Versant VI GP LP and Versant VI GP LLC, the “Reporting Persons”). Versant VI GP LP is the sole general partner of Versant VI and Versant VI GP LLC is the sole general partner of Versant VI GP LP, each of which may be deemed to have voting and investment power over the securities held by Versant VI. Versant Ventures IV is the sole general partner of each of Versant IV and Side Fund IV and may be deemed to have voting and investment power over the securities held by each of Versant IV and Side Fund IV. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)

These shares are held by Versant VI. Versant VI GP LLC is the sole general partner of Versant VI GP LP, which is the sole general partner of Versant VI. Each of Versant VI GP LLC and Versant VI GP LP share voting and investment power over the securities held by Versant VI and as a result may be deemed to have beneficial ownership over such securities.

(3)

This calculation is based upon 6,910,324 shares of the Issuer’s Common Stock outstanding as of November 8, 2021, as set forth in the Issuer’s quarterly report on Form 10-Q for the quarter ended September 30, 2021, filed with the United States Securities and Exchange Commission (the “Commission”) on November 10, 2021 (the “Form 10-Q”).

CUSIP No. 87978U108	13G

1.	Name of Reporting Persons Versant Ventures VI GP, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒(1)
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 997,940 shares of Common Stock (2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 997,940 shares of Common Stock (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 997,940 shares of Common Stock (2)
10.	Check if the Aggregate Amount in Row 9 Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 14.4% (3)
12.	Type of Reporting Person (See Instructions) PN

(1)	This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)

These shares are held by Versant VI. Versant VI GP LLC is the sole general partner of Versant VI GP LP, which is the sole general partner of Versant VI. Each of Versant VI GP LLC and Versant VI GP LP share voting and investment power over the securities held by Versant VI and as a result may be deemed to have beneficial ownership over such securities.

(3)	This calculation is based upon 6,910,324 shares of the Issuer’s Common Stock outstanding as of November 8, 2021, as set forth in the Form 10-Q.

CUSIP No. 87978U108	13G

1.	Name of Reporting Persons Versant Ventures VI GP-GP, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒(1)
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 997,940 shares of Common Stock (2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 997,940 shares of Common Stock (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 997,940 shares of Common Stock (2)
10.	Check if the Aggregate Amount in Row 9 Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 14.4% (3)
12.	Type of Reporting Person (See Instructions) OO

(1)	This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)

These shares are held by Versant VI. Versant VI GP LLC is the sole general partner of Versant VI GP LP, which is the sole general partner of Versant VI. Each of Versant VI GP LLC and Versant VI GP LP share voting and investment power over the securities held by Versant VI and as a result may be deemed to have beneficial ownership over such securities.

(3)	This calculation is based upon 6,910,324 shares of the Issuer’s Common Stock outstanding as of November 8, 2021, as set forth in the Form 10-Q.

CUSIP No. 87978U108	13G

1.	Name of Reporting Persons Versant Venture Capital IV, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒(1)
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,171,094 shares of Common Stock (2)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 1,171,094 shares of Common Stock (2)
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,171,094 shares of Common Stock (2)
10.	Check if the Aggregate Amount in Row 9 Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 16.9% (3)
12.	Type of Reporting Person (See Instructions) PN

(1)	This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)

These shares are held by Versant IV. Versant Ventures IV is the sole general partner of Versant IV. Versant Ventures IV shares voting and investment power over the securities held by Versant IV and as a result may be deemed to have beneficial ownership over such securities.

(3)	This calculation is based upon 6,910,324 shares of the Issuer’s Common Stock outstanding as of November 8, 2021, as set forth in the Form 10-Q.

CUSIP No. 87978U108	13G

1.	Name of Reporting Persons Versant Side Fund IV, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒(1)
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 7,377 shares of Common Stock (2)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 7,377 shares of Common Stock (2)
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,377 shares of Common Stock (2)
10.	Check if the Aggregate Amount in Row 9 Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 0.1% (3)
12.	Type of Reporting Person (See Instructions) PN

(1)	This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)

These shares are held by Side Fund IV. Versant Ventures IV is the sole general partner of Side Fund IV. Versant Ventures IV shares voting and investment power over the securities held by Side Fund IV and as a result may be deemed to have beneficial ownership over such securities.

(3)	This calculation is based upon 6,910,324 shares of the Issuer’s Common Stock outstanding as of November 8, 2021, as set forth in the Form 10-Q.

CUSIP No. 87978U108	13G

1.	Name of Reporting Persons Versant Ventures IV, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒(1)
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,178,471 shares of Common Stock (2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,178,471 shares of Common Stock (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,178,471 shares of Common Stock (2)
10.	Check if the Aggregate Amount in Row 9 Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 17.1% (3)
12.	Type of Reporting Person (See Instructions) OO

(1)	This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)

Consist of (i) 1,171,094 shares held by Versant IV and (ii) 7,377 shares held by Side Fund IV. Versant Ventures IV is the sole general partner of each of Versant IV and Side Fund IV. Versant Ventures IV shares voting and investment power over the securities held by each of Versant IV and Side Fund IV and as a result may be deemed to have beneficial ownership over such securities.

(3)	This calculation is based upon 6,910,324 shares of the Issuer’s Common Stock outstanding as of November 8, 2021, as set forth in the Form 10-Q.

Introductory Note: This Statement on Schedule 13G is filed on behalf of the Reporting Persons, in respect of shares of Common Stock, par value $0.001 per share (“Common Stock”), of Tempest Therapeutics, Inc. (the “Issuer”).

Item 1

(a)	Name of Issuer:

Tempest Therapeutics, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

7000 Shoreline Court, Suite 275

South San Francisco, CA 94080

Item 2

(a)	Name of Person(s) Filing:

Versant Venture Capital VI, L.P. (“Versant VI”)

Versant Ventures VI GP, L.P. (“Versant VI GP LP”)

Versant Ventures VI GP-GP, LLC (“Versant VI GP LLC”)

Versant Venture Capital IV, L.P. (“Versant IV”)

Versant Side Fund IV, L.P. (“Side Fund IV”)

Versant Ventures IV, LLC (“Versant Ventures IV”)

(b)	Address of Principal Business Office:

c/o Versant Ventures

One Sansome Street, Suite 3630

San Francisco, CA 94104

(c)	Citizenship:

Entities:	Versant VI	-	Delaware Limited Partnership
	Versant VI GP LP	-	Delaware Limited Partnership
	Versant VI GP LLC	-	Delaware Limited Liability Company
	Versant IV	-	Delaware Limited Partnership
	Side Fund IV	-	Delaware Limited Partnership
	Versant Ventures IV	-	Delaware Limited Liability Company

(d)	Title of Class of Securities:

Common Stock

(e)	CUSIP Number:

87978U108

Item 3

Not applicable.

Item 4 Ownership.

(a)	Amount beneficially owned:

See Row 9 of the cover page for each Reporting Person.*

(b)	Percent of class:

See Row 11 of the cover page for each Reporting Person.*

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote

See Row 5 of the cover page for each Reporting Person.*

(ii)	Shared power to vote or to direct the vote

See Row 6 of the cover page for each Reporting Person.*

(iii)	Sole power to dispose or to direct the disposition of

See Row 7 of the cover page for each Reporting Person.*

(iv)	Shared power to dispose or to direct the disposition of

See Row 8 of the cover page for each Reporting Person.*

*	Each of the Reporting Persons disclaims beneficial ownership as to such securities, except to the extent of his, her or its pecuniary interest therein.

Item 5 Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof, the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6 Ownership of More Than Five Percent on Behalf of Another Person.

Under certain circumstances set forth in the limited partnership agreements of each of Versant VI, Versant VI GP LP, Versant IV and Side Fund IV and the limited liability company agreements of each of Versant VI GP LLC and Versant Ventures IV, the general and limited partners or members, as the case may be, of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from, the sale of securities of the Issuer owned by each such entity of which they are a partner or member, as the case may be.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8 Identification and Classification of Members of the Group.

Not applicable.

Item 9 Notice of Dissolution of Group.

Not applicable.

Item 10 Certifications.

Not applicable.

Material to be Filed as Exhibits.

Exhibit 1 – Joint Filing Agreement.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 11, 2022

Versant Venture Capital VI, L.P.

By:	Versant Ventures VI GP, L.P.
Its:	General Partner
By:	Versant Ventures VI GP-GP, LLC
Its:	General Partner

By:	/s/ Robin L. Praeger
Robin L. Praeger, Managing Director

Versant Ventures VI GP, L.P.
By:	Versant Ventures VI GP-GP, LLC
Its:	General Partner

By:	/s/ Robin L. Praeger
Robin L. Praeger, Managing Director

Versant Ventures VI GP-GP, LLC

By:	/s/ Robin L. Praeger
Robin L. Praeger, Managing Director

Versant Venture Capital IV, L.P.
By:	Versant Ventures IV, LLC
Its:	General Partner

By:	/s/ Robin L. Praeger
Robin L. Praeger, Managing Director

Versant Side Fund IV, L.P.
By:	Versant Ventures IV, LLC
Its:	General Partner

By:	/s/ Robin L. Praeger
Robin L. Praeger, Managing Director

Versant Ventures IV, LLC

By:	/s/ Robin L. Praeger
Robin L. Praeger, Managing Director